MINING LEASE AND OPTION TO PURCHASE AGREEMENT

THIS MINING LEASE AND OPTION TO PURCHASE AGREEMENT (the "Agreement") is made this 24th day of November, 2009, by and between NEVADA SUNRISE, LLC, a Nevada limited liability company ("Lessor"), and Emgold Mining Corporation, an incorporated British Columbia public company ("Lessee").

RECITALS

A. Lessor owns and possesses an undivided seventy-five percent (75%) interest (the "Lessor Interest") in and to the "Buckskin Rawhide Property" situated in Mineral County, Nevada. Maurice and Lorraine Castagne (Castagne) reserve to themselves an undivided twenty-five percent (25%) interest in the Property (the "Retained Interest") per the Quitclaim Deed and Agreement dated October 9, 2001, by and between Maurice Castagne and Lorraine Castagne, and Nevada Sunrise, LLC and attached as Exhibit A. The unpatented lode mining claims comprising the Buckskin Rawhide Property are more particularly described on Exhibit B attached hereto.

These claims, together with all ores, minerals, surface and mineral rights, and the right to explore for, mine, and remove the same, and all water rights and improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall be referred to collectively as the "Property".

B. The parties now desire to enter into an Agreement giving Lessee, or its assignees, the exclusive right to explore the Property, acquire up to 100% ownership in

the Property, and develop and mine the Property subject to the terms of this Agreement.

THEREFORE, the parties have agreed as follows:

SECTION ONE

Lease Term, Work Obligations, and Buy-out Provisions

1.1 Term of Lease. Lessor hereby leases the Property to Lessee for a term of up to ten (10) years (the "Lease Term") or until such time as the Lessee acquires the Lessor's Interest in the Property as outlined in Section 1.4.

1.2 Work Obligation. Lessor shall have 10 years, the Lease Term, to complete an NI 43-101 compliant feasibility study to bring the Buckskin Rawhide Property into production.

1.3 Option to Buyout "Retained Interest". Upon completion of feasibility, Lessee shall have the right to acquire the Retained Interest reserved by Castagne under the Quitclaim Deed and Agreement dated October 9, 2001 and attached as Exhibit A. Lessee will notify the Lessor in writing of its intention to acquire the Retained Interest and transfer Two Hundred and Fifty Thousand Dollars ($250,000 USD) into an escrow account with a lawyer selected by both the Lessor and the Lessee. The Lessor will arrange for the funds to be paid from the escrow account to Castagne and for Castagne to transfer their Retained Interest in the Property to the Lessee (or alternatively from Castagne to the Lessor and then from the Lessor to the Lessee) by way of Quitclaim Deed(s).

1.4 Option to Acquire "Lessor Interest". The Lessee shall have the right to acquire the Lessor's Interest in the property by completing an NI 43-101 compliant feasibility study to bring the Property into production. Upon completion of the feasibility study, the Lessee will notify the Lessor in writing of its intent to acquire the Lessor Interest and provide the Lessor with a copy of the study. Upon receipt of notice and the feasibility study, the Lessor will arrange for the Lessor's Interest in the Property to be transferred to the Lessor by way of Quitclaim Deed.

1.5 Area of Interest. There is no Area of Interest beyond the claims covered by this Agreement.

1.6 Delivery of Data. Upon execution of this Agreement Lessor shall deliver to Lessee copies of all maps, deeds, and other documents in Lessor's possession which pertain to the claim title and boundaries, prior workings, production history, and so forth.

SECTION TWO

Obligations of the Lessor and Lessee During the Term of the Lease

2.1 Right to Explore and Conduct Environmental Studies. Upon execution of this Agreement, Lessee shall have the right to make geological, environmental, metallurgical, and other necessary investigations and surveys, to drill on the Property by any means, and to have all the rights and privileges incident to ownership of the Property for the purpose of exploring and completing an NI 43-101 compliant feasibility study and

conduct permitting activities necessary to bring the Property into production.

2.2 Conduct of Work. Lessee shall perform its activities on the Property in accordance with good management practice, shall comply with the applicable laws and regulations relating to the performance of operations on the Property, and shall comply with the applicable worker's compensation laws of the State of Nevada.

2.3 Liability and Insurance. During the Lease Term of the Agreement, Lessee shall indemnify and hold Lessor harmless from any claims, demands, liabilities or liens arising out of Lessee's activities on the Property. To that end, Lessee shall obtain and carry a policy of public liability insurance in the amount of $1,000,000.00 or more for bodily injury and $300,000.00 for property damage, protecting Lessor against any claims for injury to persons or damage to property resulting from Lessee's operations. Lessee shall provide Lessor with a certificate of insurance evidencing such insurance on an annual basis.

2.4 Liens. During the Lease Term, Lessee shall keep the Property free and clear from any and all mechanics' or laborers' liens arising from labor performed on or material furnished to the Property at Lessee's request. However, a lien on the Property shall not constitute a default if Lessee, in good faith, disputes the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been adjudicated adversely to Lessee.

2.5 Installation of Equipment. During the Lease Term, Lessee may install,

maintain, replace, and remove during the term of this Agreement any and all machinery, equipment, tools, and facilities which it may desire to use in connection with its activities on the Property. Upon termination of this Agreement for any reason during the Lease Term, Lessee shall have a period of six (6) months following such termination, unless otherwise agreed upon in writing by the Lessor and Lessee, during which it may remove all or part of the above items at its sole cost and expense. Lessor may, at Lessor's discretion, require Lessee to remove all of Lessee's equipment from the Property upon termination. Any equipment remaining on the Property after six (6) months, unless otherwise agreed upon in writing, shall become the property of Lessor.

2.6 Acquisition of Permits. During the Lease Term, Lessee shall acquire all federal, state and county permits, and shall post all bonds required for its operations. Lessee shall be responsible for reclamation of only those areas disturbed by Lessee's activities. In the event that Lessee is required to post a reclamation bond, the bond will revert to Lessee upon satisfactory completion of the reclamation program.

2.7 Drill Logs, Assays, and Maps. During the Lease Term, copies of all drill logs, exploration information including interpretational data, assays, maps, metallurgical studies, and other factual information shall be furnished by Lessee to Lessor annually and upon the expiration or termination of this Agreement, if it occurs during the Lease Term.

2.8 Advance Minimum Royalty Payments During the Lease Term. During the Lease Term, Lessee shall pay the following advance minimum royalties to Lessor, on or

before the anniversary of the effective date of this Agreement, in US dollars, as shown below:

2009	$10,000 (USD) or common shares*
2010	$10,000 (USD) or common shares
2011	$10,000 (USD) or common shares
2012	$20,000 (USD) or common shares
2013	$40,000 (USD) or common shares at the discretion of Lessor
2014	$60,000 (USD) or common shares at the discretion of Lessor
2015	$60,000 (USD) or common shares at the discretion of Lessor
2016	$60,000 (USD) or common shares at the discretion of Lessor
2017	$60,000 (USD) or common shares at the discretion of Lessor
2018	$60,000 (USD) or common shares at the discretion of Lessor
2019	$60,000 (USD) or common shares at the discretion of Lessor

*Valuation of common shares will be set by the average daily close of TSX (CDN) times the daily exchange rate to (USD) during October of the renewal year.

The term "advance minimum royalty" shall mean that Lessor will receive no production royalties until Lessee has recaptured all advance royalty payments previously made to Lessor under this Agreement. Payments made to Lessor in any given lease year in which production occurs shall not be less than the advance minimum royalty payable in that year, had no production occurred. After recapture, Lessee shall pay production royalties in excess of the annual advance minimum royalties paid to Lessor.

SECTION THREE

Inspection by Lessor During the Term of the Lease

3.1 Inspection of Property. During the Lease Term, Lessor, or Lessor's authorized agents or representatives, shall be permitted to enter upon the Property at all reasonable times for the purpose of inspection, but shall enter upon the Property at Lessor's own risk and so as not to hinder unreasonably the operations of Lessee. Lessor shall indemnify and hold Lessee harmless from any damage, claim, or demand by reason of injury to Lessor or Lessor's agents or representatives on the Property or the approaches thereto.

SECTION FOUR

Taxes During the Term of the Lease

4.1 Taxes. During the Term of the Lease, Lessee shall pay all taxes levied or assessed upon any improvements placed on the Property by Lessee. Upon termination of this Agreement for any reason during the Lease Term, taxes shall be apportioned between the parties on a calendar year basis for the remaining portion of the calendar year. However, Lessor shall not be liable for taxes on any tools, equipment, machinery, facilities, or improvements placed upon the Property unless Lessee fails to remove them within the time provided by this Agreement.

SECTION FIVE

Maintenance of Claims During the Term of the Lease

5.1 Claim Maintenance. During the Lease Term, so long as the annual assessment requirement is suspended, Lessee shall provide Lessor with proof of payment or with cash payments sufficient to cover the full cost of the annual federal and Mineral County claim maintenance fees required to maintain the claims in good standing prior to July 1st of each year this contract remains in force. If a cash payment is made to the Lessor, the Lessor is obligated for using this payment to make the annual federal and Mineral County claim maintenance fee payment for that year and keeping the claims in good standing. If Lessee terminates this Agreement before June 1 of any year, Lessee shall not be responsible for claim maintenance payments due in that calendar year.

5.2 Assessment Work. If the requirement of annual assessment work is restored by Congress during the Lease Term, Lessee shall be responsible for the performance and filing of assessment work unless this Agreement is terminated as hereinafter provided. In the event of termination after June 1 of any calendar year, Lessee shall be responsible for the performance and filing of assessment work for that year.

5.3 Relocation, Amendment, and Patent. At any time during which this Agreement is in effect, Lessee may, with the express written consent of Lessor but at its own expense, relocate, amend or apply for patent on any of the unpatented mining claims

included in the Property, and such relocated, amended, and patented claims shall be deemed to be covered by the provisions of this Agreement.

5.4 Mineral Leasing. In the event of repeal or substantial change in the Mining Law of 1872, Lessee shall have whatever rights may be afforded to Lessor under the new laws, including (but not limited to) whatever preferred right Lessor may have to a lease from a governmental agency, subject to the payment to Lessor of the royalties prescribed in Section One.

SECTION SIX

Termination and Default During the Term of the Lease

6.1 Termination. During the Lease Term, Lessee shall have the right to terminate this Agreement at its sole discretion at any time by giving thirty (30) days' advance written notice to Lessor. Upon termination, Lessor shall retain all payments previously made as liquidated damages and this Agreement shall cease and terminate. Lessee will provide Lessor with all factual data, maps, assays, chip trays, core boxes, sample pulps, and reports pertaining to the Property.

6.2 Default. During the Lease Term, If Lessee fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Lessor hereunder, Lessor may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee

fails to remedy a default in payment within thirty days (30) of receiving the notice of default, and sixty (60) days for any other default or other period to be agreed upon by Lessor or Lessee, Lessor may terminate this Agreement and Lessee shall peaceably surrender possession of the Property to Lessor. The time periods may be extended by mutual agreement by the Lessor and the Lessee, with the intent to give the Lessee a reasonable time to correct the default if it should take longer than the time periods above. Notice of termination shall be in writing and served in accordance with this Agreement.

6.3 Obligations Following Termination. In the event of voluntary or involuntary termination during the Lease Term, Lessee shall surrender possession of the Property to Lessor and shall have no further liability or obligation under this Agreement except for its obligation (1) to pay its apportioned share of taxes, as provided for in Section Four; (2) to pay any advance and production royalties then owed to Lessor; (3) to pay the cost of removal of all equipment as stated in Section 2.5; (4) to fulfill its reclamation responsibility as stated in Section 2.6; (5) to satisfy any accrued obligations or liabilities; and (6) to satisfy any other obligation imposed by this agreement or by law.

SECTION SEVEN

Obligations of the Lessor and Lessee After Exercise of the Option to Acquire The Lessor's Interest in the Property

7.1 Right to Explore, Develop and Mine. Upon completion of the NI 43-101 compliant feasibility and exercise of the option to acquire the Lessor's Interest in the Property, Lessee shall own the property and have the right to make geological, environmental, metallurgical or other necessary investigations and surveys, to drill on the Property by any means, and to have all the rights and privileges incident to ownership of the Property, including without limitation the right to mine underground or on the surface, extract by leaching in place or any other means, remove, save, mill, concentrate, treat, and sell or otherwise dispose of ores, concentrates, mineral-bearing earth and rock and other products therefrom. The Lessor's Interest in the Property shall convert to a royalty interest only.

7.2 Commingling of Ore. Lessee shall have the right to commingle ores from the Property with ores from other properties, including doing offsite processing, provided that Lessee weighs and samples Lessor's ores in accordance with sound mining and metallurgical practices and accounts for Lessees's share of production and associated royalty payment to the Lessor.

7.3 Advance Minimum Royalty Payments After Exercise of Lessee's Option to Acquire the Lessor's Interest in the Property. After the exercise of the Lessee's option to

acquire the Lessor's Interest in the Property and until such time a production royalties are paid, Lessee shall pay the following advance minimum royalties to Lessor, on or before the anniversary of the effective date of this Agreement, in US dollars, as shown below:

Annually $60,000 (USD) or common shares at the discretion of Lessor

*Valuation of common shares will be set by the average daily close of TSX (CDN) times the daily exchange rate to (USD) during October of the renewal year.

The term "advance minimum royalty" shall mean that Lessor will receive no production royalties until Lessee has recaptured all advance royalty payments previously made to Lessor under this Agreement. Payments made to Lessor in any given lease year in which production occurs shall not be less than the advance minimum royalty payable in that year, had no production occurred. After recapture, Lessee shall pay production royalties in excess of the annual advance minimum royalties paid to Lessor.

7.4 Production Royalties. Upon commencing production of valuable minerals from the Property, Lessee shall pay Lessor a royalty on production equal to 2.5% of net smelter returns. The term "net smelter returns" shall mean the gross value of ores or concentrates shipped to a smelter or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by Lessee:

a. Sales, use, gross receipts, severance, and other taxes, if any, payable with respect to severance, production, removal, sale or disposition of the minerals from the Property, but excluding any taxes on net income;

b. Charges and costs, if any, for transportation from the mine or mill to places where the minerals are smelted, refined and/or sold; and

c. Charges, costs (including assaying and sampling costs specifically related to smelting and/or refining), and all penalties, if any, for smelting and/or refining.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by Lessee, charges, costs and penalties for such operations shall mean the amount Lessee would have incurred if such operations were carried out at facilities not owned or controlled by Lessee then offering comparable services for comparable products on prevailing terms.

Payment of production royalties shall be made not later than thirty (30) days after receipt of payment from the smelter. All payments shall be accompanied by a statement explaining the manner in which the payment was calculated.

7.5 Production Royalties In Kind. Lessor shall have the right and option to take production royalties in kind in the form in which Lessee sells such leased substances. On or before the anniversary of the effective date of this Agreement each calendar year, Lessor shall give Lessee written notice whether Lessor elects to take its production royalty in kind throughout the following calendar year. If Lessor fails to give such notice for the first calendar year in which it is eligible to take its production royalty in kind, Lessor shall be deemed to have elected not to take its production royalty in kind for that calendar year. If Lessor fails to give such notice by the anniversary of the

effective date of any subsequent year, the election then in effect will continue throughout the following calendar year. Each election to take or not to take its production royalty in kind shall remain in effect for calendar year increments and all persons or entitles constituting the Lessor shall be required to make the same election whether or not to take in kind.

If Lessee enters into an agreement for the sale of leased substances from this Agreement, it shall not include in such agreement sale of that portion of the leased substances which Lessor has the right to take in kind, without the prior written consent of Lessor.

If Lessor elects to take its production royalty in kind, and if leased substances shipped to third parties include Lessor's in kind share, such shipment shall be shipped in the joint names of Lessor and Lessee in a manner which identifies their respective interests. Lessee shall make necessary prior arrangements so that Lessor's in kind interest in the leased substances shipped to a refiner shall be recognized by the refiner. If Lessor elects to take its production royalty in kind, Lessor shall bear all risks associated with taking its production royalty in kind, and shall bear all additional costs incurred by Lessee as a result of Lessor's taking in kind, such as increased costs due to separate pouring, storage, insurance, security, transportation and monitoring. Lessor shall have the right to inspect procedures used by Lessee to make payment in kind, and at its option, Lessor, or its agent, shall have the right to be present to observe sampling and splitting

procedures and review all records and procedures related to division of leased substances for the purpose of taking in kind. Lessee shall have the right, exercisable in its sole and exclusive discretion, to select its refinery.

In the event the purchaser of any of the leased substances produced and sold by Lessee hereunder shall be owned or controlled by Lessee, the purchase agreement(s) covering such leased substances shall be commercially fair and shall provide that the price to be received by Lessee therefore shall be commercially fair and shall not be less than the price currently received by other sellers of leased substances of like quality and quantity who sell to the nearest independent refinery or smelter in the market area where such leased substances are ordinarily sold. For the purpose of this Paragraph 1.5, "owned and controlled" shall mean that Lessee holds sufficient interest in the purchaser to substantially direct its operations on a continuing basis.

7.6 Inspection of Accounts. Lessee agrees to keep accurate books of account reflecting the mining operations on the Property, and Lessor shall have the right, either personally or through a qualified accountant of Lessor's choice and at Lessor's cost, to examine and inspect the books and records of Lessee pertaining to the mining, milling and shipping operations of Lessee.

7.7 Cessation of Commercial Production and Mine Closure. The Lessor, upon making a decision to permanently cease commercial production and close the mine, shall notify the Lessor in writing. Upon notification, no minimum royalty payments will be

due from the Lessee to the Lessor. The Lessee will, however, continue to pay the Lessor any royalty payments due from any residual mineral processing from the Property after closure such as processing of heap leach pads or other sources or valuable minerals after the closure decision has been made and mining activities have ceased.

7.8 Pre-emptive Right to Purchase of Lessor's Royalty Interest. Should the Lessor elect to sell its royalty to a third party, Lessee shall have a pre-emptive right to purchase the royalty interest held by the Lessor for an equivalent amount to any offer made by the third party. Lessor shall notify the Lessee in writing of such an offer and Lessee shall have 30 days to respond to Lessor on its intent to acquire the royalty interest.

7.9 Assignment of Lessor's Royalty Interest. Lessor may assign its royalty interest at any time, in whole or in part, upon the prior written consent of Lessee, which consent shall not be unreasonably withheld, subject to Section 7.8.

7.10 Claim Maintenance. After acquisition of the Lessor's Interest in the Property, Lessee shall be responsible for all annual federal and Mineral County claim maintenance fees required to maintain the claims in good standing.

SECTION EIGHT

Termination and Default After the Exercise of the Lessee's Option to Acquire

The Lessor's Interest in the Property

8.1 Termination. After the Lessee has exercised its option to acquire the

Lessor's Interest in the Property, this agreement can be terminated only by written consent of both parties.

8.2 Default. After the Lessee has exercised its option to acquire the Lessor's Interest in the Property, if Lessee fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Lessor hereunder, Lessor may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee fails to remedy a default in payment within thirty days (30) of receiving the notice of default or other period to be agreed upon by Lessor and Lessee, and sixty (60) days for any other default or other period to be agreed upon by Lessor or Lessee, Lessor may take steps to put a lien on the Property and/or equipment and structures of the Lessee located on the Property or invoke the Dispute Resolution clause contained in this Agreement, until such time as the default is remedied.

SECTION NINE

Notices and Payments

9.1 Notices. All notices to Lessee or Lessor shall be in writing and shall be sent by overnight express delivery to the addresses below. Notice of any change in address shall be given in the same manner.

TO LESSOR: Nevada Sunrise, LLC
231 Cherry Avenue #201

Auburn, California 95603

TO LESSEE: Emgold Mining Corporation
Suite 1400
570 Granville Street
Vancouver, British Columbia V6C 3P1

9.2 Payments. All payments shall be in U.S. currency payable to Lessor at the address above.

SECTION TEN

Assignment

10.1 Lessee may assign this Agreement at any time, in whole or in part, upon the prior written consent of Lessor, which consent shall not be unreasonably withheld.

SECTION ELEVEN

Warranty of Title

11.1 Warranty. Lessor warrants and represents, to the best of Lessors's knowledge and belief at the execution of this Agreement, that he is the owner of the 75% of the unpatented mining claims and has the right to acquire the remaining 25% ownership as outlined in the Castagne Agreement attached as Exhibit "A", with the unpatented mining claims described in Exhibit "B" and all lode mineral rights within the boundary of these claims, subject to the paramount title of the United States (but excepting those portions that may overlap adjacent fee lands); that the claims are valid under the mining laws of the United States and the State of Nevada; that Lessor has and

will continue to have the right to commit the claims to this Agreement; and that Lessor is not aware of any liens, encumbrances, claim disputes, legal actions or liabilities (including environmental liabilities) affecting the Property. However, Lessor does not warrant the presence of a valuable mineral discovery on any of the claims comprising the Property.

11.2 Examination of Title Documents. Promptly after execution of this Agreement, Lessor shall deliver to Lessee copies of all certificates of location, affidavits of annual assessment work and any other documents bearing upon Lessor's title, interest, or ownership in the Property. Lessee may then undertake such further investigation of the title and status of the claims as Lessee shall deem necessary. If that investigation should reveal defects in the title, Lessor agrees to proceed forthwith to cure said title defects to the satisfaction of Lessee; and in the event he should not do so, Lessee may cure such title defects and deduct the expense incurred, including reasonable attorney's fees, from any payment to be made hereunder. The deduction in each year may not exceed one-half of the advance minimum royalty payable to Lessor.

11.3 No Liability for Loss of Claims. Lessee shall not be held liable for the loss of any claims by virtue of invalid location by Lessor. Lessee shall not be held liable for the loss of any claims due to any act of governmental agencies, provided that Lessee has taken all reasonable and legal means to protect and maintain such claims.

SECTION TWELVE

Force Majeure

12.1 Suspension of Obligations. If Lessee is prevented by Force Majeure from timely performance of any of its obligations hereunder, except the payment of money, the failure of performance shall be excused and the period for performance shall be extended for an additional period equal to the duration of Force Majeure. (Specifically, Lessee shall not be excused from making advance minimum royalty payments pursuant to Section 2.8 and 7.3; maintaining the claims in accordance with Section 5.1 and 7.10; or maintaining insurance coverage in accordance with Section 2.3.) Upon the occurrence and upon the termination of Force Majeure, Lessee shall promptly notify Lessor in writing. Lessee shall use reasonable diligence to remedy Force Majeure, but shall not be required to contest the validity of any law or regulation or any action or inaction of civil or military authority. Should Force Majeure be necessary, the term of the lease period shall be extended by the period the property is in Force Majeure.

12.2 Definition of Force Majeure. "Force Majeure" means any cause beyond a party's reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit, or other authorization that may be required to conduct operations on or in connection with the Property; interference with mining operations by a lessee of oil, gas, or geothermal resources under the Property; unusually severe weather; mining casualty; unavoidable mill shutdown; damage to or

destruction of mine plant or facility; fire; explosion; flood; insurrection; riot; labor disputes; inability after diligent effort to obtain workmen or material; delay in transportation; and acts of God.

12.3 Economic Force Majeure. During the extended term of this Agreement, Lessee shall have the right to suspend operations and hold the Property during periods of Economic Force Majeure. "Economic Force Majeure" shall mean periods during which the price of gold or other mineral commodities is too low to allow economic recovery and sale of ore from the Property. However, Lessee shall continue to pay advance royalties and maintain the Property during conditions of Economic Force Majeure.

SECTION THIRTEEN

Dispute Resolution

13.1 Any dispute, controversy, or claims arising out of or relating to this Agreement or the breach, termination, interpretation, or invalidity thereof (a "Dispute") shall be resolved as follows:

a) The Participants shall endeavor for a period of two weeks to resolve the Dispute by negotiation. This period may be extended by the agreement of both parties.

b) If negotiations are unsuccessful, the Participants, shall, at the request of either Participant, shall attempt to mediate the Dispute before a mutually acceptable

mediator. The mediation shall be completed within three weeks of the request for mediation, unless the Participants extend the period in writing.

c) In the event the Dispute is not successfully mediated, the Participants agree to submit the Dispute to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be administered by the American Arbitration Association. Unless otherwise agreed by the Participants, there shall be one arbitrator who shall be a person with a expertise or background in the subject matter of the Dispute. If the Participants are unable to select and arbitrator with 30 days of the notice of arbitration, the arbitrator may be selected by the American Arbitration Association. The place of arbitration shall be Reno, Nevada, or other location mutually agreed upon by the Participants. The arbitrator shall render a decision in writing not more than 6 months after the appointment of the arbitration. The arbitrator's decision shall be final and binding n the Participants and not subject to appeal or review. The prevailing Participant shall be entitled to an award of costs and attorney's fees unless the arbitrator determines that each Participant should bear its own costs and share fro common costs of arbitration.

SECTION FOURTEEN

Miscellaneous Provisions

14.1 Binding Effect. This Agreement shall inure to the benefit of and be binding

upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

14.2 Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of the State of Nevada.

14.3 Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between the parties hereto, and constitutes the entire agreement between the parties.

14.4 Recording Memorandum of Agreement. The parties hereto agree to execute a Memorandum of this Agreement (short form) for the purpose of recording same in the records of Mineral County, Nevada so as to give public notice, pursuant to the laws of the State of Nevada, of the existence of this Agreement.

14.5 Void or Invalid Provisions. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

14.6 Time of the Essence. Time is of the essence of this Agreement and each and every part thereof.

14.7 Confidentiality. All reports and data provided by Lessee to Lessor shall be

held in strictest confidence, and Lessor shall not disclose such information without Lessee's prior written consent.

14.8 No Partnership. Nothing in this Agreement shall create a partnership between Lessor and Lessee.

14.9 Effective Date. This agreement is subject to the approval of the Board of Directors of the Lessee and regulatory approval by the TSX-Venture Exchange. The Effective Date of the Agreement will be the date of approval by the TSX-Venture Exchange.

14.10 Amendment of the Agreement. Amendments to the Agreement can be made at any time with the written consent of both parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

LESSOR: NEVADA SUNRISE, LLC,
a Nevada limited liability company

By ______________________
WILLIAM B.HENDERSON, Managing Partner

STATE OF CALIFORNIA)
) ss.
COUNTY OF PLACER)

On the 24 day of November, 2009, before me, a Notary Public in and for said State and County, personally appeared WILLIAM B. HENDERSON, Managing Partner of NEVADA SUNRISE, LLC, a Nevada limited liability company, personally known (or proved) to me to be the person who executed the above MINING LEASE, and acknowledged to me that he executed the same for purposes stated therein.

Melissa A. Webber
NOTARY PUBLIC

MELISSA A. WEBBER
COMM. #1800109
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
My Comm. Expires June 2, 2012

LESSEE: EMGOLD MINING CORPORATION

By ______________________
DAVID WATKINSON, PRES. & COO

STATE OF CALIFORNIA)
) ss.
COUNTY OF ~~NEVADA~~ Placer)

On the 24 day of November, 2009, before me, a Notary Public in and for said State and County, personally appeared DAVID WATKINSON, President and C.O.O. of EMGOLD MINING CORPORATION, personally known (or proved) to me to be the person who executed the above MINING LEASE, and acknowledged to me that he executed the same for purposes stated therein.

Melissa A. Webber
NOTARY PUBLIC

MELISSA A. WEBBER
COMM. #1800109
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
My Comm. Expires June 2, 2012

EXHIBIT A - CASTAGNE AGREEMENT

130110

OFFICIAL RECORDS
MINERAL CO. NEV.
RECORD REQUESTED BY
RICHARD HARRIS
04 JAN 13 PM 4:00

CHRISTINE HOFERER
COUNTY RECORDER
FEE 21.00 DEP. Ca
25.00
46.00

APN # n/a

When recorded mail to:

Harris & Thompson
Name
6121 Lakeside Dr. Ste 260
Address
Reno NV 89511
City/State/Zip

Quitclaim Deed & Agreement.
Title of Document

This page added to provide additional information required by NRS 111.312 Sections 1-2
(Additional recording fee applies)

This cover page must be typed or printed clearly in black ink only.

RECEIVED NSO BLM
2004 FEB 18 PM 1:02

130115

Recorded at request of
and return to:

Richard W. Harris, Esq.
Harris & Thompson
6121 Lakeside Drive, Suite 260
Reno, Nevada 89511

Consideration Paid 12/31/01
NSL Check #1254
$10.00

RECEIVED BLM
2001 DEC 18 PM 1:02

QUITCLAIM DEED AND AGREEMENT

THIS QUITCLAIM DEED AND AGREEMENT is made this 9 day of ~~September,~~ October 2001 by and between MAURICE CASTAGNE and LORRAINE CASTAGNE, husband and wife, whose address is P.O. Box 438, Mina, Nevada 89422 (referred to collectively as "Castagne"); and NEVADA SUNRISE, LLC, a Nevada limited liability company, whose address is c/o Harris & Thompson, 6121 Lakeside Drive, Suite 260, Reno, Nevada 89511 ("Nevada Sunrise").

WITNESSETH:

1. Conveyance of Interest. Castagne, in consideration of the sum of TEN DOLLARS ($10.00) and other valuable consideration paid to them by Nevada Sunrise, do hereby remise, release, and forever quitclaim unto Nevada Sunrise an undivided seventy-five percent (75%) interest in and to the following unpatented mining claims situated in Mineral County, Nevada:

Claim Name	NMC Numbers	
Them 1-2	709986-709987	2
Her 1-9, 13-19, 22-25	709988-710007	9 + 7 + 4

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Her A-L	716509-716520	12
Her 26-31	716521-716526	6

The foregoing claims shall be referred to as the "Property."

TOGETHER with all and singular the tenements, hereditaments and appurtenances thereunto belonging, or in anywise appertaining, and the reversion and reversions, remainder and remainders, rents, issues and profits thereof.

TOGETHER with all minerals and all veins and lodes of mineral-bearing rock. Castagne and Nevada Sunrise agree that the claims shall have vertical boundaries, and that there shall be no extralateral rights associated with the Property.

TO HAVE AND TO HOLD an undivided 75% interest in the right, title and interest of Castagne in and to said Property, together with the appurtenances, unto Nevada Sunrise, its successors and assigns forever.

2. Retained Interest. Castagne reserve to themselves an undivided twenty-five percent (25%) interest in the Property (the "Retained Interest"). The Retained Interest shall be a "carried interest" - that is, Nevada Sunrise will pay all costs associated with maintenance of the Property (as more particularly set forth in Paragraph 3 below) until such time as the Property is sold, leased, or otherwise conveyed to a third party.

3. Claim Maintenance. Nevada Sunrise has previously paid the 2001-2002 federal claim maintenance fees for the Property. Nevada Sunrise will file an Affidavit

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and Notice of Intent to Hold in Mineral County prior to November 1, 2001. Nevada Sunrise will continue to maintain the Property in good standing by making all necessary filings and paying all holding fees imposed by various government entities. However, these obligations shall terminate if Nevada Sunrise gives notice of cancellation in accordance with Paragraph 4 below.

4. Option to Purchase Retained Interest. So long as Nevada Sunrise maintains the Property in good standing pursuant to Paragraph 3, Nevada Sunrise shall have the exclusive right and option to purchase Castagnes' Retained Interest in the Property for the sum of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00). The consideration for this Option shall be the claim maintenance fees described in Paragraph 3.

Nevada Sunrise may exercise this option at any time by giving written notice thereof to Castagne and by paying the purchase price within thirty (30) days of exercising its option. Upon receiving the purchase price, Castagne shall convey their Retained Interest to Nevada Sunrise by means of a Quitclaim Deed.

Nevada Sunrise shall have the right to cancel this option at any time by giving written notice thereof to Castagne. If Nevada Sunrise gives notice of cancellation prior to July 31 of any year, Nevada Sunrise will be relieved of its obligation to maintain the Property for the subsequent assessment year.

5. Area of Interest. Any claims or other property interests (including royalty

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interests) located or acquired by Castagne within three (3) miles of the exterior boundaries of the Property shall be subject to the terms and conditions of this Quitclaim Deed and Agreement, including Nevada Sunrise's undivided seventy-five percent interest in the additional property interests. Prior to locating any claims or acquiring any property interests (including royalty interests), Castagne shall first obtain the written consent of Nevada Sunrise.

6. Binding Effect. This Quitclaim Deed and Agreement shall inure to the benefit of and shall be binding upon the parties, their legal representatives and assigns.

7. Applicable Law. This Quitclaim Deed and Agreement shall be interpreted and enforced according to the laws of the State of Nevada.

8. Entire Agreement. This Quitclaim Deed and Agreement terminates and replaces all prior agreements, either written, oral or implied between the parties hereto, and constitutes the entire agreement between the parties.

IN WITNESS WHEREOF, Castagne has hereunto set their hands the day and year first above written.

MAURICE CASTAGNE

Lorraine Castagne
LORRAINE CASTAGNE

RECEIVED HSO BLM
2001 FEB 18 PM 1:03

12/31/01

130115

STATE OF NEVADA ___)
) ss
COUNTY OF Mineral)

On the 9th day of Oct, 2001, before me a Notary Public within and for said County and State, personally appeared MAURICE CASTAGNE, who acknow-ledged that he executed the foregoing Quitclaim Deed and Agreement, and to me known or proved to be the person described in and who executed the same.

Deann Jackson
NOTARY PUBLIC

DEANN JACKSON
Notary Public - State of Nevada
Appointment Recorded in Mineral County
No: 98-49580-13 - Expires November 17, 2002

STATE OF NEVADA ___)
) ss
COUNTY OF Mineral)

On the 9th day of Oct, 2001, before me a Notary Public within and for said County and State, personally appeared LORRAINE CASTAGNE who acknow-ledged that she executed the foregoing Quitclaim Deed and Agreement, and to me known or proved to be the person described in and who executed the same.

Deann Jackson
NOTARY PUBLIC

DEANN JACKSON
Notary Public - State of Nevada
Appointment Recorded in Mineral County
No: 98-49580-13 - Expires November 17, 2002

12/31/01

ACCEPTANCE

Nevada Sunrise, LLC hereby agrees to and accepts the foregoing terms of the Quitclaim Deed and Agreement.

DATED this 31st day of December, 2001.

NEVADA SUNRISE, LLC, a Nevada limited liability company

By:
WILLIAM HENDERSON, Manager

nevada sunrise/7396
quitclaim deed and agreement (castagne)

12/31/01

130115

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California } ss.

County of Placer

On Dec. 31, 2001 (Date), before me, Dawn Cohn - Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared William Henderson (Name(s) of Signer(s)),

RECEIVED NSO BLM 2001 FEB 13 PM 1:03

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DAWN COHN
COMM. #1260579
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
My Comm. Expires Apr. 14, 2004

TGJ1 TGJ1

WITNESS my hand and official seal.

Dawn Cohn
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

☐ Individual
☐ Corporate Officer — Title(s): ____________________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ____________________

EXHIBIT B – CLAIM INFORMATION

Claim_Name	BLMS_N	Claimant	Locate_Date	Count	Property	County
THEM-1	709986	CASTAGNE MAURICE	11/29/1994	1	Rawhide	Mineral
THEM-2	709987	CASTAGNE MAURICE	11/29/1994	2	Rawhide	Mineral
HER-1	709988	CASTAGNE MAURICE	11/30/1994	3	Rawhide	Mineral
HER-2	709989	CASTAGNE MAURICE	11/30/1994	4	Rawhide	Mineral
HER-3	709990	CASTAGNE MAURICE	11/30/1994	5	Rawhide	Mineral
HER-4	709991	CASTAGNE MAURICE	11/30/1994	6	Rawhide	Mineral
HER-5	709992	CASTAGNE MAURICE	11/30/1994	7	Rawhide	Mineral
HER-6	709993	CASTAGNE MAURICE	11/30/1994	8	Rawhide	Mineral
HER-7	709994	CASTAGNE MAURICE	11/30/1994	9	Rawhide	Mineral
HER-8	709995	CASTAGNE MAURICE	11/30/1994	10	Rawhide	Mineral
HER-9	709996	CASTAGNE MAURICE	11/30/1994	11	Rawhide	Mineral
HER-13	709997	CASTAGNE MAURICE	12/2/1994	12	Rawhide	Mineral
HER-14	709998	CASTAGNE MAURICE	12/2/1994	13	Rawhide	Mineral
HER-15	709999	CASTAGNE MAURICE	11/30/1994	14	Rawhide	Mineral
HER-16	710000	CASTAGNE MAURICE	11/30/1994	15	Rawhide	Mineral
HER-17	710001	CASTAGNE MAURICE	11/30/1994	16	Rawhide	Mineral
HER-18	710002	CASTAGNE MAURICE	11/30/1994	17	Rawhide	Mineral
HER-19	710003	CASTAGNE MAURICE	11/30/1994	18	Rawhide	Mineral
HER-22	710004	CASTAGNE MAURICE	12/2/1994	19	Rawhide	Mineral
HER-23	710005	CASTAGNE MAURICE	12/2/1994	20	Rawhide	Mineral
HER-24	710006	CASTAGNE MAURICE	12/2/1994	21	Rawhide	Mineral
HER-25	710007	CASTAGNE MAURICE	12/2/1994	22	Rawhide	Mineral
BLACK EAGLE-1	712869	NEVADA SUNRISE LLC	10/28/1994	23	Rawhide	Mineral
BLACK EAGLE-2	712870	NEVADA SUNRISE LLC	10/28/1994	24	Rawhide	Mineral
HER A-0	716509	CASTAGNE MAURICE	5/12/1995	25	Rawhide	Mineral
HER B-0	716510	CASTAGNE MAURICE	5/12/1995	26	Rawhide	Mineral
HER C-0	716511	CASTAGNE MAURICE	4/26/1995	27	Rawhide	Mineral
HER D-0	716512	CASTAGNE MAURICE	5/4/1995	28	Rawhide	Mineral
HER E-0	716513	CASTAGNE MAURICE	5/4/1995	29	Rawhide	Mineral
HER F-0	716514	CASTAGNE MAURICE	5/8/1995	30	Rawhide	Mineral
HER G-0	716515	CASTAGNE MAURICE	5/10/1995	31	Rawhide	Mineral
HER H-0	716516	CASTAGNE MAURICE	5/10/1995	32	Rawhide	Mineral
HER I-0	716517	CASTAGNE MAURICE	5/10/1995	33	Rawhide	Mineral
HER J-0	716518	CASTAGNE MAURICE	5/12/1995	34	Rawhide	Mineral
HER K-0	716519	CASTAGNE MAURICE	5/12/1995	35	Rawhide	Mineral
HER L-0	716520	CASTAGNE MAURICE	5/11/1995	36	Rawhide	Mineral
HER-26	716521	CASTAGNE MAURICE	4/26/1995	37	Rawhide	Mineral

HER-27	716522	CASTAGNE MAURICE	4/26/1995	38	Rawhide	Mineral
HER-28	716523	CASTAGNE MAURICE	4/26/1995	39	Rawhide	Mineral
HER-29	716524	CASTAGNE MAURICE	4/26/1995	40	Rawhide	Mineral
HER-30	716525	CASTAGNE MAURICE	4/26/1995	41	Rawhide	Mineral
HER-31	716526	CASTAGNE MAURICE	4/26/1995	42	Rawhide	Mineral
BLACK EAGLE-3	825671	NEVADA SUNRISE LLC	9/2/2001	43	Rawhide	Mineral
BLACK EAGLE-4	825672	NEVADA SUNRISE LLC	9/2/2001	44	Rawhide	Mineral
BLACK EAGLE-5	825673	NEVADA SUNRISE LLC	9/2/2001	45	Rawhide	Mineral
BLACK EAGLE-6	825674	NEVADA SUNRISE LLC	9/2/2001	46	Rawhide	Mineral